SAG Holdings Limited

14 Ang Mo Kio Street 63

Singapore 569116

January 26, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Thomas Jones

Re:	SAG Holdings Limited
Amendment No. 10 to Registration Statement on Form F-1
Filed January 18, 2024
File No. 333-267771

Ladies and Gentlemen:

By letter dated January 25, 2024, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided SAG Holdings Limited (the “Company”) with comments on the Company’s Registration Statement on Form F-1, described above. This letter contains the Company’s responses to the Staff’s comments. Concurrently herewith, the Company is filing Amendment No. 11 to the Registration Statement on Form F-1.

Amendment No. 10 to Registration Statement on Form F-1

Compensation of Executive Directors and Executive Officers, page 85

1.	Revise to update this discussion for the fiscal year ended December 31, 2023, consistent with Item 6.B. of Form 20-F. This comment also applies to your related party transaction disclosure on page 88. Refer to Item 7.B. of Form 20-F.

We have made the amendment on page 85 to be responsive to the Commission’s comment regarding updated compensation disclosure for the year ended 2023. We respectfully advise the Staff that we are not able to provide more current information as relates to related party transactions at this time. Our accounting staff and auditors will be preparing such information in the coming weeks, but we do not expect it to be finalized prior to April 1, 2024.

Index to Audited Consolidated Financial Statements, page F-1

2.	Please update your financial statements in accordance with Item 8.A.4 of Form 20-F or include the representation noted in Instruction 2 to Item 8.A.4 of Form 20-F as an exhibit to your registration statement.

We have filed a new Exhibit 99.2 to be responsive to the Commission’s comment.

If you have any questions regarding this response, please direct them to our counsel David Ficksman at 310-789-1290 or dficksman@troygould.com or Joilene Wood at 415-305-4651 or jwood@troygould.com.

Sincerely,

SAG Holdings Limited

/s/ Jimmy Neo
By:	Jimmy Neo
Chief Executive Officer & Executive Director

cc:	David L. Ficksman
R. Joilene Wood